June 7, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

PREDEX (the "Fund") File Nos.:  333-186987, 811-22808

Dear Ms. Browning:

On behalf of PREDEX (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by phone conversations on and following May 16, 2013 with respect to a response letter dated April 10, 2013 and amended registration statement that addressed written Staff comments on the registration statement of the Fund on Form N-2 (the "Registration Statement").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

1.  Comment.

Eliminate references to "open end" except when describing an SEC-registered investment company commonly referred to as a mutual fund.

Response.

The Registrant has removed references to "open end" except when describing an SEC-registered investment company commonly referred to as a mutual fund.

2.  Comment.

Eliminate all references to mutual funds including money market mutual funds from the Prospectus unless these investments represent a principal strategy of the Fund.

Response.

The Registrant has removed references to mutual funds including money market mutual funds from the Prospectus except where these investments represent a principal strategy of the Fund.

3. Comment.

Treat any investment in excess of 5% as a principal investment strategy.

Response.

The Registrant has amended disclosures such that any investment in excess of 5% is treated as a principal investment strategy.

4. Comment.

When describing "other private funds" describe in the Prospectus the basis for referring to the funds as "institutional."

Response.

The Registrant has amended disclosures to describe the basis for referring to the other private funds as "institutional."

5. Comment.

Remove any reference to Vanguard, and any discussion of the Index, from the cover page and the summary.  Confirm that the Fund has permission to specifically reference Vanguard or delete all references.

Response.

The Registrant has removed any reference to Vanguard throughout, and removed any discussion of the Index from the cover page and the summary.

6. Comment.

If the Fund invests in debt instruments, directly or through underlying funds, disclose the lowest acceptable credit rating and identify as junk bonds if applicable.

Response.

The Registrant has amended disclosures to include references to credit rating including "junk" bonds because the Fund may invest indirectly through underlying funds.

7. Comment.

Avoid the use of vague terms such as "primarily," "secondarily," "complementary" and "focus." Clarify the meaning of "over 95%."

Response.

The Registrant has amended disclosures to remove or minimize references to vague terms such as "primarily," "secondarily," "complementary" and "focus."  The Registrant has revised "over 95%" to "up to 95%."

8.  Comment.

On the cover, and in the principal risk sections, describe the Fund's shares as subject to a "high risk of total loss" and disclose that private funds are not regulated by the SEC.

Response.

The Registrant has amended disclosures to state that private funds are not regulated by the SEC.  The Registrant has revisited the issue of whether it can reasonably justify a disclosure asserting that shares are subject to a high risk of total loss.  Because securities in which the Fund invests represent a wide variety of commercial real estate properties and other assets, and the underlying funds each hold hundreds, if not thousands of properties, it is impossible to construct any reasonable scenario where the Fund's investment portfolio would be rendered worthless.  Nonetheless, the Registrant has included a risk of significant loss to shareholders.  The Registrant believes this disclosure strikes an appropriate balance between alerting prospective shareholders to risks without making a false statement or conflicting with the totality of the disclosures in the registration statement.

9. Comment.

Describe the fair valuation process in full detail, including the Board of Trustees' duties in the valuation process.

Response.

The Registrant has amended the disclosure under the heading Determination of Net Asset Value to describe the fair valuation process in full detail, including the Board of Trustees' duties in the valuation process.

10. Comment.

Describe the index provider National Counsel of Real Estate Investment Fiduciaries (NCREIF) as unregulated by the SEC. Describe in more detail the index construction, how often it is reconstituted, and relevant information such as minimum size.

Response.

The Registrant has amended disclosure to describe the index provider National Counsel of Real Estate Investment Fiduciaries (NCREIF) as unregulated by the SEC and to describe in more detail index construction including how often it is reconstituted, and relevant information such as minimum size.

11. Comment.

Explain to the staff how underlying funds are excluded from the definition of "investment company" under Section 3(c)(5)(C) of the Act.

Response.

Institutional Private Funds are excluded from the definition of "investment company" under Section 3(c)(5)(C) of the Act by meeting a sufficient number of the requisite elements to qualify for the exclusion.  This exclusion applies because Institutional Private Funds (1) do not issue redeemable securities and (2) are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest[s] in real estate.  Institutional Private Fund securities are not redeemable because a shareholder may not demand redemption at the shareholder's discretion.  (See e.g. Hughes & Hatcher, Inc. SEC No-Acton Letter, 1977 WL 11436 (August 19, 1977); Medidentic Mortgage Investors, SEC No-Action Letter, 1984 LEXIS 1506 (May 23, 1984); Havatampa Corporation, SEC No-Action Letter, 1977 LEXIS 1966 (July 20, 1997)  The staff has issued numerous no action letters related to Section 3(c)(5)(C) in which it has taken the position that an issuer may rely on the exclusion provided by Section 3(c)(5)(C) if at least 55% of its assets consist of mortgages and other liens on and interests in real estate ("qualifying interests") and permitted the remaining 45% of its assets consist primarily of real estate-type interests.  (See e.g. Citytrust, (pub. avail. Dec. 19, 1990); Greenwich Capital Acceptance Inc., (pub. avail. Aug.. 8, 1991); United Bankers, Inc. (pub. avail. Mar. 23, 1988))  The staff also has taken the position that a "qualifying interest" is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate.  (See e.g. Capital Trust, Inc., SEC No-Action Letter, (pub. avail. Feb. 3, 2009); Medidentic Mortgage Investors, SEC No-Action Letter, 1984 LEXIS 1506 (May 23, 1984); Merrill Lynch, Pierce, Fenner & Smith Incorporated, SEC No-Action Letter, 1981 WL 25365 (Oct. 5, 1981).  Institutional Private Funds invest at least 55% of their assets in qualifying interests and any remaining assets are qualifying interests, real estate-type interests or a combination of the two.

12. Comment.

Describe as a principal risk the fact that the Fund will have to keep a portion of its assets in cash to pay operating expenses.

Response.

The Registrant has amended disclosures to include the principal risk that the Fund will have to keep a portion of its assets in cash to pay operating expenses.

13.  Comment.

Include loads and transaction fees borne by shareholders.

Response.

The Registrant has not included such disclosures as the Fund does not charge a load or transaction fee.

14. Comment.

Describe the Underlying Fund's shares as common stock, partnership interests or other applicable term.

Response.

The Registrant has amended disclosures to identify the Underlying Fund's shares as common stock, partnership interests or other terms as applicable.

15. Comment.

Describe in the principal risk section the Fund's shares as subject to the risk of trading at a discount to NAV.

Response.

The Registrant has included in the principal risk section disclosure that the Fund's shares as subject to the risk of trading at a discount to NAV.

16. Comment.  Whenever the prospectus discusses the Fund's liquidity, include the fact that liquidity is limited to the quarterly repurchase offer.

Response.

The Registrant has amended disclosures to include the fact that liquidity is limited to the quarterly repurchase offer when the prospectus discusses the Fund's liquidity.

17. Comment.

Remove any reference to "view" or "belief" as well as vague terms such as "such as" or "for example".  Review the disclosure to ensure descriptions are in plain English. For example, the description of funds with "stable economic history" and "not in initial development" could be confusing.  Terms like "focus on" are vague.

Response.

The Registrant has amended disclosures to remove references to vague terms and to emphasize plain English in the Fund's disclosures.

18. Comment.

Include the six element risk related recitation from the original comment letter in the Fund' subscription agreement and on the cover of the Prospectus.

Response.

The Registrant has included the six element risk related recitation from the original comment letter in the Fund' subscription agreement and on the cover of the Prospectus.  The subscription agreement will be filed with the next pre-effective amendment.  The cover page disclosure is presented in narrative form rather than bullet point form and includes minor editorial changes phrasing for the sake of clarity and which are substantially similar to those included in a similar closed-end interval fund, Resource Real Estate Diversified Income Fund.

19. Comment.

Include on the cover and in the prospectus disclosure that return of capital is a principal risk.

Response.

The Registrant has included the cover page and the prospectus disclosure that return of capital is a principal risk.

20. Comment.

Provide a description of the criteria used by the adviser to select each type of investment.

Response.

The Registrant has amended disclosures to provide a description of the criteria used by the adviser to select each type of investment.

21. Comment.

Delete any reference in the Prospectus to non-principal investment strategies.

Response.

The Registrant has reviewed the disclosure and confirms that all strategies described in the Prospectus are principal investment strategies.

22. Comment.  Describe the derivatives that will be used by underlying funds and classify each as used for investment hedging and or speculation.

Response.

The Registrant has amended disclosures to specify the derivatives used and that derivatives used by underlying funds are used for investment hedging.

23. Comment.  Remove all references to foreign.

Response.

The Registrant has removed all references to foreign.

24. Comment.

Describe more clearly why the Fund cannot invest in each underlying fund in the index.

Response.

The Registrant notes that the Fund is no longer pursuing an index approach and therefore does not believe a detailed description of why the Fund cannot invest in each underlying fund in the index would be consistent with the revised investment strategy disclosures.  However, the Prospectus continues to provide general disclosure that these funds typically accept investments on a quarterly basis, and may occasionally be temporarily closed to new investors or additional investments.

______________________________________________________________________

The Fund has authorized Thompson Hine LLP to acknowledge on its behalf that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

Attachment

736292